December 15, 2016
Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    The Rubicon Project, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 8-K
Filed November 2, 2016
File No. 001-36384
Dear Mr. Krikorian:
On behalf of The Rubicon Project, Inc. (the “Company), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated November 16, 2016 (the “Comment Letter”), regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2015 filed on March 4, 2016 (the “2015 10-K”) and Form 8-K filed on November 2, 2016. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain Operational and Financial Measures, page 68

1.
We note your tabular disclosure of Managed revenue (now referred to as Advertising spend) by inventory type and channel here and in your earnings releases and quarterly reports without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures or including the comparable GAAP measures in the same table. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please describe the changes you expect to make to your presentation.

Response

The Company has been considering changes to the business metrics it discloses, but has not yet decided upon what, if any, changes to make.  If the Company continues the same disclosures as referenced by the Staff in item 1 of the Comment Letter, the Company will provide tabular disclosure of GAAP revenue by channel and inventory type preceding the tabular disclosure of advertising spend. If the Company implements other disclosures that utilize non-GAAP financial measures, the Company will provide comparable GAAP measures consistent with the Staff’s updated Compliance and Disclosure Interpretations issued on May 17, 2016.
Critical Accounting Policies and Estimates, page 85

2.
We note a significant increase in the amount of goodwill and intangible assets as a result of recent acquisitions. Please tell us your consideration of disclosing critical accounting policies for both goodwill and intangible assets. We refer you to Section V of SEC Interpretive Release 33-8350.

Response
The Company completed a large acquisition in April 2015 that generated a majority of the goodwill and intangible assets on the balance sheet. The Company included a discussion of purchase accounting for goodwill and intangible assets in the “Business Combinations” accounting policy in the “Critical Accounting Policies and Estimates” section of the MD&A. The Company will include a discussion of key judgments and assumptions for “Goodwill,” “Intangible Assets,” and “Impairment of Long-Lived Assets including Internal Use Capitalized Software Costs” in future filings in the “Critical Accounting Policies and Estimates” section of the MD&A.
Consolidated Financial Statements
Note 2-Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 98

3.
We note that you updated your revenue recognition policy to include transactions for which the Company manages campaigns on behalf of buyers, function as principal, and reports the related revenue on a gross basis. Please describe the significant terms of your arrangements and the extent of your involvement in a transaction between buyer and seller. Further, provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45. In addition, please clarify whether your accounting differs for guaranteed verses non-guaranteed advertising arrangements.

Response
The Company has historically accounted for all revenue activity on a net basis consistent with prior pre-clearance guidance received from the Staff of the Office of Chief Accountant (“OCA”) of the Securities and Exchange Commission prior to the Company’s initial public offering in April 2014. In April 2015, the Company acquired Chango Inc. (“Chango”), which had a transactional model that was different from the Company’s transactional model in various respects. Consequently, the Company submitted a pre-clearance letter to the OCA on April 23, 2015 seeking guidance as to the proper method for reporting revenue resulting from Chango’s business activity under ASC 605-45. The Company submitted a supplemental letter to the OCA providing additional information relevant to the request on May 11, 2015. Representatives of the Company engaged in a telephone conversation with members of the OCA Staff on May 1, 2015, during which the OCA Staff asked questions regarding Chango relevant to the accounting issues being evaluated by the OCA Staff.
On a telephone call on May 21, 2015, the OCA Staff advised the Company that, with respect to revenue resulting from Chango’s business activity, as described in the Company’s letters, (i) the

OCA Staff would not object to the Company reporting such revenue on a “gross” basis under ASC 605-45 and (ii) the OCA Staff would object the Company reporting such revenue on a “net” basis under ASC 605-45. Since the time of the pre-clearance process, there have been no material changes in the significant terms of these arrangement or in the extent of our involvement in transactions between buyers and sellers. The business activity resulting from the acquisition of Chango is the only activity the Company reports on a gross revenue basis. As such, the Company respectfully submits that this request has already been appropriately resolved with the Staff. Should you desire additional information regarding the pre-clearance process undertaken in 2015 or the Company’s revenue recognition policy, please advise the Company of the specific information or analysis you seek and the Company will provide it.
With respect to the last sentence of the Staff’s comment, references in the Company’s filings to guaranteed and non-guaranteed arrangements relate to the terms of transactions between buyers and sellers for activity conducted on the Company’s platform. The Company does not guarantee any activity.

4.
We note from your disclosures on page 28 that you experience requests from buyers and sellers for discounts, fee concessions or revisions and rebates. Please explain how you account for these discounts and describe how you classify them in your consolidated statements of operations.

Response

Discounts, fee concessions or revisions, and rebates are accrued for and recorded in the Company’s consolidated statements of operations at the time of revenue recognition as contra revenues, and are thus excluded from reported revenues.
Form 8-K filed on November 2, 2016

5.
We note that you present non-GAAP net income and non-GAAP earnings per share. Please disclose the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response
The Company will include the income tax effects of non-GAAP adjustments in future filings.
If you have any questions or further comments, please contact me by email at bcopple@rubiconproject.com or by phone at (949) 887-8750.

Sincerely,

/s/ Brian W. Copple

Brian W. Copple
General Counsel
The Rubicon Project, Inc.

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